covidNOW®
by Quorum X Diagnostics

Quorum X Diagnostics


IMMEDIATE & EASY-TO-READ RESULTS
COVID-19 TEST - AT-HOME DETECTION KIT

the first
4-min
at-home COVID
Antigen Test


Back
Registration
Your barcode scan was successful
Next


Back
Taking the Test
Step 1
Step 2
Step 3
Step 2: Secure nasal swab in drip tube
Previous
Next


Back
You have tested
Negative
for Covid-19
Date of Result
Sept. 1 2020
Age
38 yrs old
Zip Code
10010
Talk to a Doctor
Share Your Result
Remember.
Although you have tested negative for the virus Covid-19 today, there is still a risk of catching the virus from someone in the future. It is important to continue following social distancing guidelines as well as wearing a mask in public places.

THE PROBLEM: Access to OTC rapid antigen tests to contain COVID spread

Vaccines: 70% of population needed before herd immunity is achieved


Baseline Expected Vaccination Timeline
Percent of Population
Percent of Population
UK
US
Canada
Japan
Australia
EU
under age 12 vaccinations begin
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21

Source: Goldman Sachs Global Investment Research

Pfizer CEO says third Covid vaccine dose likely needed within 12 months

PUBLISHED THU, APR 15 2021·1:23 PM EDT | UPDATED THU, APR 15 2021·3:13 PM EDT

COVID Spikes– COVID-19 spikes continue to appear in cities across the U.S.


New cases
7-day avg: 65,004
New deaths
7-day avg: 721
Currently hospitalized
7-day avg: 41,527
March 1, 2020
April 21, 2021

United States

U.S. adds 116 countries to its 'Do Not Travel' advisory list

April 22, 2021
2:00 AM EDT

Reuters, David Shepardson

American Red Cross

April 16, 2021

COVID-19 News: 32 States See Rise in Cases

Sars-CoV-2 Variants – the current variants circulating globally are the **U.S., U.K., South African, and Brazilian.**

THE CORONAVIRUS CRISIS

Biden Administration To Spend $1.7 Billion To Track Spread Of Coronavirus Variants

April 16, 2021 · 10:31 AM ET

News

First cases of South African COVID variant being tracked in Alabama

Posted Apr 24, 8:00 AM

covidNOW® by QuorumXDiagnostics

THE PRODUCT: COVIDNOW®

covidNOW® by Quorum X Diagnostics


COVID-19 TEST - AT-HOME DETECTION KIT

- This is a simple lateral flow test
- This requires an anterior nasal swab
- **Results in 4 minutes**
- A free **COVIDNOW® phone app with Artificial Intelligence (AI)**
  - Step-by-step video instruction to walk a person through each step of the test
  - **AI technology to analyze the results**
  - Official certificate of results to share
  - Immediate connectivity to Physician 360 (P360), telemedicine service




9:41
5. Your Test Result
You have tested
Negative
for Covid-19
Zip Code: 10010
Age: 38 years old
Ehtnicity: Pacific Islander
Share Your Results
Talk to a Doctor
Physician 360
Although you have tested negative for the virus
Covid-19 today, there is still an inherent risk that you

COMPETITION

Test Name	AI Technology	Can read with or w/o smartphone	Immediate Connectivity to Telemedicine	Sensitivity	Specificity	Test Time
Ellume COVID-19 At Home Test	✓	X	X	96%	100%	20 min
Quidel's QuickVue	X	X	X	96.6%	99.3%	10 min
Lucira's Check It	X	x	X	94%	98%	30 min
Abbott's BinaxNOW	X	x	X	84.5%	98.5%	15 min
covidNOW® by QuorumX Diagnostics	✓	✓	✓	**96%**	**100%**	**4 min**

CLINICAL TRIAL DATA: Accuracy and Variants

- **Accuracy: 98%,** Sensitivity: 96%, Specificity: 100%
- Shown to detect the **US, UK,** and **South African** **v**ariants of SARS-CoV-2



CLINICAL TRIAL DATA: Limit of Detection

covid NOW by Quorum X Diagnostics

Antigen

Limit of Detection (LOD)=1.25 virions/ul (P23 Labs)

QRT-PCR

Cycle Threshold=Ct ~37.5 Ct (Omni)



#25
10-16
C
T
S



14
10/15/20
C
T
S



Amplification
RFU
2500
2000
1500
1000
500
0
0
10
20
30
~Ct=37.5
COVIDNOW
Positive
Ct=22
Negative
Ct=40

GO TO MARKET STRATEGY

covidNOW by Quorum X Diagnostics

BUSINESS MODEL




	B2C	B2B Drugstores	B2B Industry
Focus Areas	Direct Mail To Consumer	Drugstore Kiosks*, Pharmacy Chains	Meat Packing Facilities, Government Agencies, Daycares, Bars, and Restaurants
Go-To-Market Strategy	Focus on densely populated / hard-hit cities via paid social and strategic online exposure	Leverage existing relationships from QXD-1 to penetrate drugstore market	Build salesforce to penetrate large corporations in industries highly impacted by COVID-related closures
Unit Economics	RETAIL $50.00	RETAIL $50.00	
	PRODUCTION COST $15.50	PRODUCTION COST $15.50	
	SHIPPING COST $2-$3		
	GROSS MARGIN ~$32.50	GROSS MARGIN $34.50	

* Quorum X Diagnostics has secured a partnership with Physician 360.
Physican 360 has kiosks located in 50+ states in over 1,000+ drugstore.

3 prong Approach

- **B->C** Direct to consumer-Shopify built website built and ready to launch!

- **B->C** Direct to Pharmacy- With the help of P360 we will be nationwide in a 1000+ drugstores within weeks of approval. First 20K kits ready!

- **B->B** Direct to Industry-We have a team of 4 sals people ready to focus on schools, government agencies, etc.

THE MARKET: Potential (U.S. Only)

covidNOW® by Quorum X Diagnostics

Potential Market (U.S. Population) = **301M** → 301M x 10% potential market segment = **30M**

30M people x **2-3 tests/week** = **60-90M** tests per week

**Based on recommendation by Dr. Anthony Fauci, Chief Medical Advisor to President Joe Biden*

ANTICIPATED MARKET DEMAND = 60M - 90M TESTS PER WEEK

QXD potential market share: 1.1% to 1.7% x 60M - 90M tests per week.
Demand reaches QXD's current max capacity

1M tests per week x $37.50/test = $3.75M ($37.50 = $50 wholesale - 50% Retail)
$1.95B for the year

EBITA
$1.56B/YEAR

covidNOW® by Quorum X Diagnostics

Quorum X Diagnostics

A GLOBAL PROBLEM

covidNOW® by Quorum X Diagnostics



19,461 new cases a day
(May 13,2021)



74,592 new cases a day
(May 13,2021)



343,144 new cases a day
(May 13,2021)

WEFUNDER ROUND 1

covidNOW by Quorum X Diagnostics

Raised **in 2020**

$480K — Private
$150K — WEFUNDER

$630K

DATE	GOALS	COMPLETE
April 2020	Idea & Concept design	✓
June 2020	Prototype complete	✓
August 2020	IRB Approved	✓
September 2020	FDA EUA Pre-Submission Application	✓
September 2020	Small batch of test kits manufactured	✓
September 2020	Website build complete	✓
October 2020	COVIDNOW APP & AI Beta Launch	✓
January 2021	Clinical Trials Complete **October 2020 – January 2021*	✓
February 2021	**FDA EUA application submitted**	✓

Fundraising Round: 2

covidNOW® by Quorum X Diagnostics

SAFE 20% discount,
30M Valuation

Funding Goal: 2,000,000

Goal 1: $50,000 ✓

Complete first order of 20,000 units
(20,000 units = **$1,000,000 revenue** potential)

Goal 2: $20,000 ✓

COVIDNOW® APP upgrades

Goal 3: $330,000

Provide for a 6-month runway for the team

Goal 4: $1.6M

Purchase manufacturing equipment to **increase monthly capacity** from **1M to 4M** units in production per month.

PIPELINE: Not just a 'COVID company'

QuorumX Diagnostics

- QXD-1 is a Fast Test for Psuedomonal Pneumonia.
- Identifies *Pseudomous aeruginosa* in hospital and ventilator acquired Pneumonia.
- QXD-1 Prototype complete, **based on Proprietary Technology**
- Ready for clinical trials and small batch manufacturing run.
- FDA 510K pre-submission filed.
- Momentum shift due to COVID-19 pandemic and creation of COVIDNOW®.


QXD-1
Fast test for Pseudomonal Pneumonia.
QXD-1
QXD-1

PIPELINE: Proprietary Platform

OUR SOLUTION

We are screening for unique, proprietary biomarkers!


Quick (<15 min), efficient and cheap
Identify sooner
Reduce antibiotic resistance
stewardship
Track antibiotic effectiveness

THESE UNIQUE BIOMARKERS WILL CREATE
A new-bacterial identification platform
that we can use to identify several types of bacteria!

International PCT Utility Patent filed in four countries: (US, Canada, European Union, India) for this proprietary Platform technology

PIPELINE: Not just a ‘COVID company’

Quorum X Diagnostics

Our Pipeline.

CovidNow

4-min at-home Antigen test for Covid



In development

QXD-1

Fast test for Pseudomonal Pneumonia.


QXD-1
QXD-1

In development

Other rapid tests

Mutliplex Test for Pneumonia, Bronchitis, UTI, Yeast Infection and Bacterial Vaginosis.



In development

TEAM: The people behind the effort!

covidNOW® by Quorum X Diagnostics

Meet our team



Dr. Maria M. Nagy

CEO - PhD Microbiologist



Dr. Angel A. Rivera

CTO - MD/PhD Gene Therapist & Targeting Virologist with 80+ manuscripts



Dr. Rodney Nash

Advisor - PhD, CEO of Jeevan Bioscience



Dr. Navdeep Jhita

Advisor - MD Immunologist, NIH Post-Doc Fellow at Emory



Azad Rahman

Advisor - MBA, Former Deloitte Manager & Startup Founder



Eric Woods

Advisor-Biochemist and Former Patent Agent

TEAM



Jake Mickley
App Development



Sherri Willams
Director of Marketing



Victoria Powell
National Director of Sales



Brian Ried
Sales



Yvonne Landry
Sales



Juan Castellanos
Website, logo and Branding

The Interns



Paxton Threat
Science



Nathan Jacobs
Science



Pheobe Taiwo
Science



Carla Cabrera
Science



Julia Cox
Science



Claudia Restepo
Resident Artist



Brett Fullerton
videography

THE END

When you invest in QXD, you're investing not just in a COVID product, but the *platform technology*, *the pipeline*, and *the team*!

covidNOW®
by Quorum X Diagnostics

Quorum X Diagnostics

CONTACT US

Dr. Maria M. Nagy, Ph.D.,
CEO & Co-Founder
Quorum X Diagnostics
1835 Montreal Road
Tucker, GA
(404) 513-3347, mobile
(470) 835-QXD-1, office

maria@quorumxdiagnostics.com

www.quorumxdiagnostics.com

www.covidnow.com

www.Wefunder.com/quorum.x.diagnostics/